Sanofi-aventis expands

its R&D presence in China

- Signature of a strategic Partnership Agreement

with the

Shanghai Institutes for Biological Sciences (SIBS) -

Beijing, China - October 21, 2008 - Sanofi-aventis announced today the strengthening of its R&D presence in China, with the expansion of its R&D facility in Shanghai, the new establishment of a state-of-the-art Biometrics Center in Beijing, and the signature of a partnership agreement with the Shanghai Institutes for Biological Sciences (SIBS) for the discovery of breakthrough drugs for neurological diseases, diabetes, and cancer.

This R&D expansion in China will allow the rapid growth of clinical programs and aims to encompass all activities, from drug-target identification to late-stage clinical studies.

R&D facility in Shanghai

The China Clinical Research Unit (CRU) – R&D center was established in June, 2005 in Shanghai with the mission to execute clinical trials with the highest quality by maintaining ethical values and regulatory compliance. This center has expanded at an exceptional pace since its launch, participating in many global registration studies on compounds such as, Lantus®, rimonabant, Plavix®, dronedarone and idrabiotaparinux.

Biometrics Center in Beijing

A state-of-the-art self-sufficient Biometrics Center has recently been completed in Beijing to support global, and local trials in both pharmaceuticals and vaccines development. This center will be devoted to the study design, data management and statistical analysis of global and local phase I-IV clinical trials. Planned to be fully operational by the end of the year, it will enable to sustain the rapid growth of the R&D to support global and local registration trials and to broaden the scope of clinical operations in China.

Shanghai Institutes of Biological Sciences (SIBS)

In order to collaborate to identify innovative, first-in-class drugs, sanofi-aventis has recently established a strategic partnership with the Shanghai Institutes for Biological Sciences (SIBS) – a subsidiary of the Chinese Academy of Sciences, representing eight leading institutes active in Life Sciences. This partnership is part of the China Discovery platform that sanofi-aventis has set up in order to establish productive and long term relationships with top Chinese academic institutions.

“This collaboration agreement brings pharmaceutical R&D in China to another level, by allowing talented Chinese scientists to become internationally recognized and ensuring that discoveries made in the area of basic research are rapidly converted into applications for treating diseases. It will benefit patients in China and beyond,” said Dr. Jia-Rui Wu, Vice President of the SIBS.

“We have found a welcoming environment and a huge talent pool in China to expand our R&D activities. Diversity and cross fertilization allow exploring new avenues of research and strategic alliances are the way to remain at the cutting edge in therapeutic expertise and innovation,” declared Dr. Marc Cluzel, Senior Vice President, sanofi-aventis R&D.

“A comprehensive development program for vaccines is already on-going in China and we are looking forward to its expansion in the near future,” added Dr. Michel DeWilde, Senior Vice President, sanofi pasteur R&D.

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Today’s announcement coincides with the first anniversary of the company’s successful partnership with the Institute of Hematology and Blood Diseases Hospital in Tianjin. In less than a year, the collaborative team has isolated potential leukemia stem cells of significance and begun to generate antibodies targeting acute myeloid leukemia. The results may eventually lead to the development of safe and effective agents targeting cancer stem cells.

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In addition, the first sanofi-aventis Scholarship Program in China has been launched to recognize and develop the most promising Chinese scientists, engaged in cutting-edge pharmaceutical R&D in the fields of structural chemistry, biology and pharmacology.

“Sanofi-aventis encourages this kind of scientific achievement that targets to meet patient medical needs, locally and around the world. In conjunction with the strategic collaborations with SIBS, the sanofi-aventis Scholarship Program will help China in its drive to compete in the international arena of drug innovation and development,” said Dr. Frank Jiang, Vice President, sanofi-aventis R&D in China.

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About the Shanghai Institutes for Biological Sciences (SIBS)

The Shanghai Institutes for Biological Sciences (SIBS) of the Chinese Academy of Sciences (CAS) represent eight leading institutes active in Life Sciences and have a history of more than 50 years of generating scientific and technological innovations. The mission of SIBS is to build up an internationally advanced biomedicine core competence in China and to obtain a world-leading position in scientific and technological innovation. In addition, the SIBS aims to promote the development of the Chinese biotechnology industry and become a training base for high quality biotechnology talent. More information on the SIBS can be found at: http://www.sibs.ac.cn/en/.

During 2000-2007, SIBS achieved many important innovative results in research on human and plant genomes, brain growth and plasticity, cellular signal transduction, new drug screening system and high throughput screening technology, signal transduction of major physiological process of higher plants, immunology, as well as stem cell basic research and its clinical application.

About sanofi-aventis in China

Sanofi-aventis has been the first foreign pharmaceutical Group to open offices in China in Beijing in 1982. Sanofi-aventis ranks number 4 in China (IMS - CHPA MAT Q2 2008), with the most competitive pharmaceutical products covering the major therapeutic areas (cardiovascular/ thrombosis, central nervous system, diabetes, oncology, internal medicine) in Chinese market. Sanofi-aventis China is one of the fastest growing pharmaceutical companies in the industry, with the employment of 2,700 staff all over the country. The Pharmaceutical Operations is headquartered in Shanghai, with 10 Regional offices in Beijing and North-East Region, Shen Yang, Nanjing, Shanghai, Hangzhou, Guangzhou, Chengdu, Wuhan, Wulumuqi. Its two manufacturing sites are located in Beijing and Hangzhou.

About sanofi pasteur in China

Shenzhen Sanofi Pasteur Biological products Co., Ltd. (SSPBP) was established in Beijing in 1996. Sanofi Pasteur is a market leader on China’s fast growing private market. It employs over 300 people in China. Its main products are Vaxigrip®, Act-Hib®, Pneumo23®, Verorab®, Meningo A+C.

Sanofi Pasteur, the vaccines division of the sanofi-aventis Group, started building this year a hi-tech manufacturing facility that will produce vaccines for the prevention of seasonal influenza and contribute to pandemic readiness in China. The new facility, located in Shenzhen is scheduled to begin production of seasonal influenza vaccines in 2012. Sanofi Pasteur currently performs filing and packaging of its vaccines for the Chinese market in an existing facility located in Shenzhen. The initial planned capacity of sanofi pasteur’s future facility is 25 million doses of seasonal influenza vaccine. The facility is being built according to specifications allowing sanofi pasteur to switch to pandemic vaccine manufacturing if an influenza pandemic is declared and once a pandemic influenza strain is identified by the World Health Organization (WHO).

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

Sanofi Pasteur, the vaccines division of the sanofi-aventis Group, provided more than a billion doses of vaccine in 2007, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

For more information and enquiries, please contact:

Sylvie Gabriel, R&D Global Communications

Tel : 33 6 07 95 91 52

Email : sylvie.gabriel@sanofi-aventis.com

Hi Yui, Communications China

Tel. : 86 10 65 68 55 88 Ext: 300

Email : hui.yi@sanofi-aventis.com